August 23, 2019

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya Aldave

Re:	Merus N.V.
Registration Statement on Form F-3
Filed August 20, 2019
Registration No. 333-233367

Dear Ms. Aldave:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 27, 2019 at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as Merus N.V. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours, Merus N.V.

By:	/s/ Ton Logtenberg
Ton Logtenberg President, Chief Executive Officer and Principal Financial Officer
cc:	Peter Silverman, Merus N.V.

Anne Noordzij, Merus N.V.